SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated August 5, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By letter dated August 5, 2016, the Company reported that IDB Development Corporation Ltd. (“IDBD”) has informed to the Tel Aviv´s Stock Exchange that in August 2, 2016 has issued a new Series of Notes in the Israeli market for an amount of NIS 325 million due 2019 at an annual  interest rate adjustable by CPI  plus 4.25%. The notes are pledged by shares of Clal Insurance. IDBD is working to get the authorization to constitute the guarantee. In case IDBD does not get it, funds must be returned plus a penalty.
Likewise, Discount Investment Corporation (TASE: DISI) ("DIC") controlled 76,4% by IDBD, has expanded its Series of Notes due 2025 for an additional amount of NIS 360 million. The placement was made at an IRR of 5.70%.
The proceeds from both issuances will be used to cancel short-term debt.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
August 5, 2016